CULLEN INVESTMENT GROUP, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-42121

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cullen Investment Group, LTD

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1404 South College Road
(No. and Street)

Lafayette	LA	70503
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David C. Bordes	337-237-8000	dbordes@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

9/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____David C. Bordes_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Cullen Investment Group, LTD_____, as of _____December 31_____, 2 2____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _David C. Bordes_

Title: _President_

Notary Public _Stephen L Nickel, Bar Roll #25805_

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CULLEN INVESTMENT GROUP, LTD.

CONTENTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

325 NORTH SAINT PAUL ST. SUITE 3100
DALLAS, TX 75201
(214) 738-1998

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Cullen Investment Group, Ltd.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Cullen Investment Group, Ltd. (the Company) as of December 31, 2022, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the

supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2020.

March 15, 2023

CULLEN INVESTMENT GROUP, LTD.
Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$	574,985
Investment in securities, restricted		25,517
Investment in securities, unrestricted		263,537
Accounts receivable		4,852
Prepaid expenses		16,745
Property and equipment, net of accumulated depreciation of $38,507		18,816
Intangible assets, net of accumulated amortization of $290,400		435,600
Total assets	$	1,340,052

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Due to broker	$	530
Accounts payable		4,519
Accrued expenses		126,553
Total liabilities		131,602
Stockholders' equity		
Common stock, 200,000 shares authorized		
100,000 shares outstanding, no par value		10,000
Additional paid-in capital		745,774
Retained earnings		452,676
Total stockholders' equity		1,208,450
Total liabilities and stockholders' equity	$	1,340,052

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Operations
For the Year Ended December 31, 2022

Revenues		
Investment advisory fees	$	3,334,599
Commissions		32,844
Distribution fees		51,642
Trading income (loss)		5,940
Dividend income		1,223
Interest income		1,091
Other income		477
Total Revenues		3,427,816
Expenses		
Employee compensation		718,418
General and administrative		319,029
Clearing cost		16,778
Occupancy		59,412
Total Expenses		1,113,637
Net Income	$	2,314,179

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2022

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at December 31, 2021	100,000	$ 10,000	$ 745,774	$ 538,497	$ 1,294,271
Distributions	-	-	-	(2,400,000)	(2,400,000)
Net Income	-	-	-	2,314,179	2,314,179
Balances at December 31, 2022	100,000	$ 10,000	$ 745,774	$ 452,676	$ 1,208,450

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities

Net income	$	2,314,179
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Depreciation and amortization		55,509
Trading (income) loss		(5,940)
Change in assets and liabilities:		
Increase in securities, restricted		(288)
Increase in securities, unrestricted		(935)
Increase in accounts receivable		764
Increase in prepaid expenses		2,147
Decrease in amounts due to broker		(4,240)
Decrease in accounts payable		(6,349)
Increase in accrued expenses		(3,324)
Net cash provided by operating activities		2,351,523
Cash flows from investing activities		
Purchases of property and equipment		(2,710)
Net cash used in investing activities		(2,710)
Cash flows from financing activities		
Distributions to stockholders		(2,400,000)
Net cash used in financing activities		(2,400,000)
Net increase in cash		(51,187)
Cash at beginning of year		626,172
Cash at end of year	$	574,985

Supplemental Disclosure of Cash Flow Information

Cash paid (received) during the year for:

Interest	$	(1,091)
Taxes		3,432
Net cash paid during the year	$	2,341

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Cullen Investment Group, Ltd. (the Company) was incorporated under the provisions of the laws of the State of Louisiana on October 7, 1986. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934. The Company operates pursuant to the exemptive provisions of paragraph k(2)(ii) of the Securities and Exchange Commission Rule 15(c)3-3 and does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority and is registered as a securities dealer with the State of Louisiana. The Company's customers are principally located in Lafayette, Louisiana and the surrounding area.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Investments in Securities
Security transactions (and related commissions on revenue and expense) are recorded on a trade date basis. Investment in securities, restricted, consist of a deposit held by the Company's clearing broker (see Note 6).

Accounts Receivable
Commissions receivable and receivables from broker dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years. Depreciation charged to operations amounted to $7,109 for the year ended December 31, 2022.

Major categories of property and equipment at December 31, 2022 are as follows:

Furniture & Fixtures	$	9,745
Equipment		46,579
Leasehold Improvements		1,000
		57,324
Less: Accumulated Depreciation		(38,507)
	$	18,816

Note 1 - Summary of Significant Accounting Policies (Continued)

Intangible Asset

The Company amortizes its customer relationship intangible on the straight-line method over 15 years unless a shorter useful life is more appropriate. The intangible asset is reviewed annually for impairment or when events or circumstances indicate that its carrying amount may not be recoverable. No impairment was recorded in 2022.

Payable to Clearing Broker Firm

Payables to broker-dealers and clearing organizations are generally paid in full in the month following their accrual. These amounts are potentially subject to offset against the Company's clearing deposit amounts in the event the amount is uncollectible by the clearing organization.

Compensated Absences

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income Taxes

The Company has elected S corporation status effective October 1, 2004. Earnings and losses after that date are included in the personal income tax returns of the stockholders. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company has operating leases for office space with related parties. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable, otherwise the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

Note 2 - Fair Value Measurements

The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is

Note 2 - Fair Value Measurements (Continued)

required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2022, the application of valuation techniques applied to similar assets and liabilities has been consistent.

	Total	Level 1	Level 2	Level 3
Assets				
Unrestricted:				
U.S. Equity Securities	$ 185,340	$ 185,340	$ -	$ -
Money Market Funds	78,197	78,197	-	-
	263,537	263,537	-	-
Restricted:				
Money Market Funds	25,517	25,517	-	-
Total	$ 289,054	$ 289,054	$ -	$ -

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022, the Company had net capital of approximately $702,561 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Intangible Assets

In connection with a merger in 2017, the Company assigned $726,000 to intangible assets attributable to the customer database from SR Newco. Related amortization expense and accumulated amortization for the year ended December 31, 2022 was $48,400 and $290,400, respectively. The estimated future amortization expense for each of the next five years is $48,400. The Company has evaluated its intangible asset and no impairment was identified as of December 31, 2022.

Note 5 - Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

Advisory Fees

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Commission Revenue

Commission revenue is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution services based on providing market prices and internal and regulatory guidelines. Commission revenue consists of the sale of equity and fixed income securities and unit investment trusts.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Note 5 - Revenue Recognition (Continued)

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Contract assets are recognized as receivables from customers and receivables from clearing broker on the accompanying statement of financial condition. The Company had contract assets of $4,842 as of December 31, 2022 and $5,616 as of the beginning of the year. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities and recorded as due to broker on the accompanying statement of financial condition. Contract liabilities outstanding were $530 as of December 31, 2022 and $4,771 as of the beginning of the year.

Revenues from Contracts with Customers		
Investment Advisory Fees	$	3,369,053
Commissions		50,032
Total Revenues from Contracts with Customers		3,419,085
Other Sources of Revenue		
Unrealized Gain on Investment Securities		5,940
Dividend Income		1,223
Interest Income		1,091
Miscellaneous Income		477
Total Revenues from Other Sources		8,731
Total Revenue	$	3,427,816

Note 6 - Agreement with Clearing Organization

The Company has an agreement with a clearing broker. The terms of the agreement with the clearing organization include that the Company is required to maintain compensating balances of $25,000. At December 31, 2022, $25,000 of investments is restricted for that purpose.

	Receivable	Payable
Receivable/Payable from clearing organization	$ -	$ 530
Fees and commissions receivable/payable	-	-
Deposits held by clearing organizations	25,517	-
Total	$ 25,517	$ 530

Note 7 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2022, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Related Party Transactions

The Company leased office space from related parties which term renews on an annual basis. For the lease term January 2022 to December 2022, rent expense paid to Red Drum Investments and Cullen Properties totaled $13,212 and $46,200, respectively, for the year ended December 31, 2022. The Company did not have outstanding balances to the related parties as of December 31, 2022.

Note 9 - Retirement Plans

The Company maintains a defined contribution money purchase profit sharing plan, which covers all employees meeting certain age and length of service requirements. Contributions are determined annually by the Company. The Company may contribute up to 25% of eligible compensation, subject to statutory limitations. Employer contributions to the plan totaled $128,939 for the year ended December 31, 2022. The Company contributed at an average rate of 22% of total compensation for the year ended December 31, 2022.

Note 10 – Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade.

At December 31, 2022, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2022

Schedule I

<u>CULLEN INVESTMENT GROUP, LTD.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2022</u>

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$	1,208,450
Add:		
Other deductions of allowable credits		-
Total capital and allowable subordinated liabilities		1,208,450
Deductions and/or charges		
Property and equipment		(18,816)
Accounts receivable		(4,852)
Prepaid expenses		(16,745)
Intangible assets		(435,600)
Net capital before haircuts on securities positions		732,436
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		(29,875)
Net Capital	$	702,561

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Due to broker	$	530
Accounts payable		4,519
Accrued expenses		126,553
Total aggregate indebtedness	$	131,602

Schedule I (continued)

CULLEN INVESTMENT GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2022

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of toal aggregate indebtedness)	$	8,773
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Net capital requirement (greater of above two minimum requirement amounts)	$	100,000
Net capital in excess of required minimum	$	602,561
Ratio: Aggregate indebtedness to net capital		0.19 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II & III

<u>CULLEN INVESTMENT GROUP, LTD.</u>
<u>Computation for Determination of Reserve</u>
<u>Requirements and Information Relating to Possession</u>
<u>or Control Requirements Under Rule 15c3-3 of</u>
<u>the Securities and Exchange Commission</u>

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2022

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

325 NORTH SAINT PAUL ST. SUITE 3100
DALLAS, TX 75201
(214) 738-1998

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Cullen Investment Group, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Cullen Investment Group, Ltd. (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) investment advisory services (2) acting as a mutual fund retailer on an application or fully-disclosed basis throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to (1) investment advisory services (2) acting as a mutual fund retailer on an application or fully-disclosed basis and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Sanville & Company

Dallas, Texas
March 15, 2023





CULLEN
INVESTMENT GROUP
LTD.

1404 SOUTH COLLEGE ROAD
POST OFFICE BOX 53669
LAFAYETTE, LA 70505-3669
(337) 237-8000
(800) 533-8319
FAX: (337) 237-8057
www.cullenonline.com

CULLEN INVESTMENT GROUP, LTD.
Exemption Certification
For the Year Ended December 31, 2022

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, David C. Bordes, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Cullen Investment Group, LTD.

1. Cullen Investment Group, LTD claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(2)(ii) throughout the most recent fiscal year, in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and;

2. Cullen Investment Group, LTD met the above exemptive provisions throughout the most recent fiscal year without exception.

David C. Bordes
Signature

President
Title

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2022

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

325 NORTH SAINT PAUL ST. SUITE 3100
DALLAS, TX 75201
(214) 738-1998

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholders of
Cullen Investment Group, Ltd.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Cullen Investment Group, Ltd. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we

do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sanville & Company

Dallas, Texas
March 15, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

36372 FINRA DEC
CULLEN INVESTMENT GROUP LTD
PO BOX 53669
LAFAYETTE, LA 70505

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DAVID C. BORDES 337-237-8000

2. A.	General Assessment (item 2e from page 2)	$ 5,091.81
B.	Less payment made with SIPC-6 filed (**exclude interest**) 09/20/2022 Date Paid	(2,787.38)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	2,304.43
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2,304.43

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑
Total (must be same as F above) $ 2,304.43

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CULLEN INVESTMENT GROUP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31 day of JANUARY, 20 23.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

3

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2022 and ending 12/31/2022

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,427,819

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 10,750

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 16,587

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 5,940

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii) 0

Total deductions 33,277

2d. SIPC Net Operating Revenues $ 3,394,542

2e. General Assessment @ .0015 $ 5,091.81

(to page 1, line 2.A.)

2

4



Thank you for your payments

I, as agent for the SIPC Member firm and for which I have signatory authority, authorize SIPC electronically to debit the account ending in 5717, in the amount of $2,304.43 on or the next business day after 01/31/2023. I understand that because this is an electronic transaction, these funds may be withdrawn from the account as soon as today. This authorization will remain in full force and effect until I notify SIPC by telephone at (202) 371-8300 AND by email at ACH@SIPC.org before 4:00 p.m. ET on today's date to withdraw authorization.

Reference #

B2303142751649

Payment Date	**ACH Member ID**
01/31/2023	36372-XVWQP
Member Name	**Email Receipt to**
CULLEN INVESTMENT GROUP LTD	erin@cullenonline.com
Payment Type	**Device Type**
Direct Payment	Web
Fiscal Year	**Assessment Form**
2022	SIPC-7
Additional Comments	**Authorized Payer First Name**
	David
Authorized Payer Last Name	**Routing Number**
Bordes	*******0171**
Bank	
HANCOCK WHITNEY BANK	
Name on Account	**Payment Method**
Cullen Investment Group	Business checking ***5717
Status	**Total Payment Amount**
Pending	$2,304.43